June 23, 2014

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: DanDrit Biotech USA, Inc. Registration Statement on Form S-1 Filed February 14, 2014, Amendment No. 1 to Registration Statement on Form S-1 Filed March 31, 2014 and Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2014
File No. 333-193965

Dear Mr. Riedler:

This letter is in response to the comments contained in the Staff’s letter to the Company, dated June 2, 2014 (the “Comment Letter”), concerning the Registration Statement on Form S-1 (File No. 333-193965) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2014, as amended on March 31, 2014 and May 16, 2014. We have filed an amendment to the Registration Statement (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes. Capitalized terms used but not defined herein shall have the meaning for such terms as defined in the Amendment.

Explanatory Note, page iii

1. We note that the Security Holder is offering for resale an aggregate of 40,000 shares of common stock. However, we also note your statements in the legal opinion filed as Exhibit 5.1 and on page 89 that you are registering 782,252 shares for resale. Please ensure that all related disclosure, both in the registration statement and in the legal opinion, is accurate. As necessary, please revise and re-file Exhibit 5.1to refer to the correct number of shares registered for resale.

We have revised and refiled Exhibit 5.1 with the Amendment and amended the disclosures appearing on page 76 of the Amendment to provide for the resale of an aggregate of 40,000 shares of common stock.

Use of Proceeds, page 27

2. We note your response to our prior comment 5. Please clarify in this section that the debt repayment referenced in this section refers to the loans you received from Paseco ApS, an entity owned by a shareholder of DanDrit Biotech USA, Inc. Please also disclose the interest rate and maturity of such indebtedness, as required by Item 504 of Regulation S-K.

The debt referenced in this section refers to $526,689 ($517,337 in principal and $9,352 accrued interest as of March 31, 2014) in outstanding debt payable to Sune Olsen Holdings APS, a shareholder of the Company, pursuant to those certain Loan Agreements, dated January 17, 2014. We have revised page 24 of the Amendment in response to Comment 2 to clarify which loans will be repaid.

Dilution, page 31

3. Please revise your net tangible book value as of March 31, 2014 in the first paragraph herein to remove intangible assets including definite life intangible assets and deferred stock offering costs of $233,766 and 67,000, respectively.

We have revised our disclosure in response to Comment 3.  Please see page 28 of the Amendment.

4. Please revise both dilution tables herein as the “dilution in net tangible book value per share to the new investor” is not the mathematical difference resulting from subtracting the “as adjusted net tangible book value per share as of March 31, 2014 after giving effect to this offering” from the “price per share to the investor.”

We have revised our disclosure in response to Comment 4. Please see page 28 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the years ended December 31, 2013 and December 31, 2012, page 35

5. Please refer to your response to prior comment 6. Tell us how expenses for “payment for assistance with drafting the required SEC filings” that you disclose is included in general and administrative expenses differ from the costs incurred related to preparing the registration statement for going public in the United States included in consulting expenses and why they are classified in separate line items.

The reference to expenses related to payment for assistance with drafting the required SEC filings referred to in Comment 5 was inadvertent. The Company has revised its disclosure on page 32 of the Amendment to clarify in response to Comment 5.

Our Business
Products, page 40

6. We note your response to our prior comment 11. When you reference Singapore’s permission to use MCV for CRC on a humanitarian named patient basis, please provide more detailed disclosure about the outcomes for the patients in Singapore who have received this treatment. Specifically, please explain how “[t]he results obtained in the humanitarian program were consistent with the results published by Dr. Toh.” Please also make conforming changes to the discussion that appears near the top of page 49.

In response to Comment 6, we have revised our disclosure to clarify that as of the date of this filing, we have not received a detailed report regarding the outcome for patients who have used the MCV for treatment in Singapore. The Company has, however, has received indications from Dr. Toh Phase II study of Toh et. Al, which provides that a plasma protein expression profile was identified for responding patients.  We have revised our disclosure on pages 38 and 46 of the Amendment accordingly in response to Comment 6.

Clinical Trials Data and Product Approvals
Colorectal Cancer (CRC) in Denmark, page 45

7. We note your response to our prior comment 13. Please clearly identify the primary endpoint(s) for the CRC clinical trial in Denmark.

We have revised the disclosure on page 48 of the Amendment in response to Comment 7.

8. We note your statement on page 46 that “Four patients were graded with stable disease. Two remained stable throughout the entire study period.” In the same paragraph, however, you state that “Stable disease was found in 24% (4/17) of the patients,” which appears to be inconsistent with the earlier statement. Please advise us how the statements may be reconciled and, as necessary, revise your disclosure to remove any inconsistencies.

We have revised the disclosure on page 43 of the Amendment in response to Comment 8.

9. We note your statement that quality of life, measured using a global health score, “…did not vary much across time.” Please revise to specify how quality of life varied over time. Please make a similar clarification on page 51 in your discussion of the CRC trial in Singapore.

We have revised the disclosure on pages 43 and 46 of the Amendment in response to Comment 9.

10. When you discuss the p-values for “general health perception” and “vitality” on page 48 please specify the actual SF-36Global scores from which these p-values were derived.

We have revised the disclosure on page 45 of the Amendment in response to Comment

Licensing Potential and Cooperation Agreements, page 59

11. Please file your agreement with MyTomorrows regarding the patient Name Use Program for MCV, otherwise known as the Early Access Agreement with Impatients N.V., as an exhibit to your registration statement. Although you have submitted a request for confidential treatment of information in this document, we note that it was already publicly disclosed as Exhibit 10.10 to the version of the Form S-1 dated February 14, 2014. Accordingly, confidential treatment is not appropriate. Please file the agreement on EDGAR and include it in the exhibit index to your registration statement.

We have reinserted the MyTomorrows agreement as an exhibit to the Amendment, referring to the previously filed versions of the Registration Statement in response to Comment 11.

Unaudited Consolidated Financial Statements
DanDrit Biotech USA, Inc.
Consolidated Statement of Stockholders’ Deficiency, page F-5

12. Please refer to prior comment 25. With reference to authoritative accounting literature, tell us why you reflect the issuance of 1,400,000 and 40,000 common shares of DanDrit USA for consulting and legal services valued at $5 per share or $7,000,000 and $200,000, respectively, as a charge directly to accumulated deficit rather than reflect it as a charge in your consolidated statement of operations for the period ended March 31, 2014.

The 1,400,000 and 40,000 shares of the Company’s common stock (the “Shares”) were issued on February 9, 2014 prior to the closing of the share exchange with DanDrit Denmark on February 12, 2014, by agreement of the parent.  The issuance of the Shares was not contingent upon or subject to the closing of the transactions contemplated by the share exchange. As a result of the closing of the share exchange transaction, which has been accounted for as a reverse capitalization, the Company has reflected the issuance of the Shares as a charge directly to accumulated deficit rather than reflect it as a charge in its consolidated statement of operations for the period ended March 31, 2014.

The Company has relied on the following guidance in support of such treatment:

Topic 12 Reverse Acquisitions and Reverse Recapitalization of the Division of Corporation Finance Financial Reporting Manual - Paragraph 12210.1 states:

SEC rules do not directly address a registrant’s financial reporting obligations in the event that it acquires another entity in a transaction accounted for as either a reverse acquisition or reverse recapitalization. For accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer). Reports filed by the registrant after a reverse acquisition or reverse recapitalization should parallel the financial reporting required under GAAP—as if the accounting acquirer were the legal successor to the registrant’s reporting obligation as of the date of the acquisition. The level of significance is irrelevant as the accounting acquirer is considered to be the registrant’s predecessor.

FASB ASC Topic 805 and 810 further do not allow the acquirer in a business combination to include the results of operations of the acquiree into the results of operations of the acquirer prior to the acquisition date.

810-10-45-4 states:

When a subsidiary is initially consolidated during the year, the consolidated financial statements shall include the subsidiary’s revenue, expenses, gains and losses only from the date the subsidiary is initially consolidated.

810-10-45-2 states:

The retained earnings or deficit of a subsidiary at the acquisition by the parent shall not be included in consolidated retained earnings.

This approach is also in accordance with FASB Accounting Standards Codification 805-40-45-1 and 805-40-45-2c.

805-40-45-1 of the FASB ASC provides as follows:

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) (in our case the Company) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer) (in our case Dandrit Biotech A/S, “DanDrit Denmark”), with one adjustment, which is to retroactively adjust the accounting acquirer’s (Dandrit Denmark’s) legal capital to reflect the legal capital of the accounting acquire (the Company).  This adjustment is required to reflect the capital of the legal parent (the accounting acquiree) (the Company). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree) (the Company).

In addition, 805-40-45-2 also provides:

Because the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary (Dandrit Denmark) except for its capital structure, the consolidated financial statements reflect all of the following:

a. The assets and liabilities of the legal subsidiary (Dandrit Denmark) (the accounting acquirer) recognized and measured at their pre-combination carrying amounts.

b. The assets and liabilities of the legal parent (the accounting acquiree) (the Company) recognized and measured in accordance with the guidance in this topic applicable to business combinations.

c. The retained earnings and other equity balances of the legal subsidiary (Dandrit Denmark) (accounting acquirer) before the business combination.

In addition to the guidance described above, we believe that the accounting of the issuance is further consistent with the Implementation and Guidance for reverse acquisitions at 805-40-55- 1 to 13.

Based on the foregoing support, we are not aware of any authoritative accounting literature that requires the accounting acquiree’s (the Company’s) results of operations prior to the acquisition to be combined with the result of operations of the legal acquirer (Dandrit Denmark) prior to the acquisition.  Therefore, we believe that the $7,000,000 and $200,000 charges directly to accumulated deficit in connection with the issuance of the Shares are appropriate and supported by the applicable accounting guidance rather than reflected as a charge in our consolidated statement of operations for the period ended March 31, 2014.

13. Please provide us your analysis including reference to authoritative accounting literature that supports the recording a $7,304,232 elimination of accumulated deficit “related to Putnam Hills Corp in connection with the recapitalization.” In this regard, it would appear that this actually has the effect of inappropriately eliminating a portion of the DanDrit Denmark accumulated deficit.

The analysis and accounting literature referenced in response to Comment 12 above is incorporated by reference in this response to Comment 13.

Note 11 – Stockholder’s Equity, page F-16

14. Please revise to disclose your accounting treatment of 185,053 shares of common stock related to the DanDrit Denmark shareholders who did not consent to the Share Exchange as these shares do not appear to be outstanding at March 31, 2014.

Because the terms of the Share Exchange Agreement provide that the 185,053 shares of common stock issuable to the non-consenting DanDrit Denmark shareholders in exchange for their DanDrit Denmark equity interests will be issued either to the non-consenting shareholders or to the consenting shareholders of DanDrit Denmark, the shares issuable to the non-consenting shareholders have been treated as issued and outstanding. We have revised our disclosure throughout the Amendment accordingly.

Audited Financial Statements
DanDrit Biotech A/S, page F-19

15. Please revise the DanDrit Biotech A/S Audited Financial Statements to reflect the February 12, 2014 Share Exchange Agreement, which has been accounted for as a recapitalization and now reflected in the DanDrit Biotech USA, Inc.’s financial statements, by changing the entity name to DanDrit Biotech USA, Inc., restating the equity structure including loss per share for each period presented prior to the Share Exchange Agreement, and provide disclosure in note 1 describing the impact of the Share Exchange Agreement on the Basis of Presentation. In that regard, making conforming revisions throughout the filing including to the Summary of Consolidated Financial Data, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Consent of Independent Registered Public Accounting Firm, Report of Independent Registered Public Accounting Firm and any other relevant sections in the Registration Statement accordingly.

We have revised the Dandrit Denmark audited financial statement to reflect the February 12, 2014 Share Exchange Agreement and made conforming changes in the Amendment in response to Comment 15.

Putnam Hills Corp., page F-37

16. Please remove the Putnam Hills Corp. Audited Financial Statements. This information is no longer relevant given the February 12, 2014 Share Exchange, which has been accounted for as a recapitalization and now reflected in the DanDrit Biotech USA, Inc.’s financial statements.

We have removed the Putnam Hills Corp. Audited Financial Statements from the Amendment in response to Comment 16.

Pro Forma Financial Statements
DanDrit Biotech A/S and Putnam Hills Corp., page F-48

17. Please remove this section as the Unaudited Proforma Condensed Combined Balance Sheet is not required under Rule 8-05 of Regulation S-X due to the February 12, 2014 Share Exchange, which has been accounted for as a recapitalization and now reflected in the DanDrit Biotech USA, Inc.’s financial statements. In this regard, please remove proforma information from the Summary of Consolidated Financial Data and any other relevant sections in the Registration Statement accordingly.

We have removed the Unaudited Proforma Financial Statements from the Amendment in response to Comment 17.

In filing the Amendment the Company acknowledges that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments in this letter.  If you have additional comments, we ask that you address them to David N. Feldman, Esq.  His direct telephone number is (212) 931-8700 and his e-mail address is dfeldman@richardsonpatel.com.

Very truly yours,

DANDRIT BIOTECH USA, INC.

By:	/s/ Eric Leire
Eric Leire
Chief Executive Officer and President